RESIDENT PARTNERS
Lee Edwards
Alan D. Seem
Admitted in New York

VIA EDGAR	August 10, 2012

Re:	China TransInfo Technology Corp.

Preliminary Proxy Statement on Schedule 14A Filed on June 26, 2012 File No. 001-34134

Schedule 13E-3
Filed on June 26, 2012 by China TransInfo Technology Corp.,
      TransCloud Company Limited, TransCloud Acquisition Inc., Shudong
      Investments Limited, Karmen Investment Holdings Limited, SAIF
      Partners III, L.P., SAIF Partners IV, L.P., Shudong Xia, Danxia
      Huang, and Shufeng Xia
File No. 005-79105

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Duchovny:

On behalf of China TransInfo Technology Corp., a Nevada corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of July 20, 2012 with respect to the Schedule 13E-3, File No. 005-79105 (“Schedule 13E-3”), and the Preliminary Proxy Statement on Schedule 14A, File No. 001-34134 (the “Preliminary Proxy Statement”), both filed on June 26, 2012 by the Company and the filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Please note that all references to page numbers in the responses to comments on the Schedule 13E-3 are references to the page numbers in the amendment to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”) filed concurrently with the submission of this letter, and all references to page numbers in the responses to comments on the Preliminary Proxy Statement are references to page numbers in the amendment to the Preliminary Proxy Statement (the “Preliminary Proxy Statement Amendment”) filed concurrently with the submission of this letter. In addition, marked copies of the Schedule 13E-3 Amendment and the Preliminary Proxy Statement Amendment to show changes between the Schedule 13E-3 Amendment and the Schedule 13E-3 and between the Preliminary Proxy Statement Amendment and the Preliminary Proxy Statement are being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Preliminary Proxy Statement Amendment.

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MILAN | MUNICH | NEW YORK
PALO ALTO | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Page 2	August 10, 2012

We represent the special committee established by the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning any of TransCloud Company Limited, TransCloud Acquisition Inc., Shudong Investments Limited, Karmen Investment Holdings Limited, SAIF Partners III, L.P., SAIF Partners IV, L.P., Mr. Shudong Xia, Ms. Danxia Huang, and Mr. Shufeng Xia, such response is included in this letter based on information provided to the Special Committee and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Schedule 13E-3 Amendment and the Preliminary Proxy Statement Amendment in response to the Staff’s comments.

* * *

Schedule 13E-3

Introduction, page 1

1.

In the penultimate paragraph of this section you state that “No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.” This language is inconsistent with the public disclosure otherwise made in the filing because each Filing Party has signed the Schedule 13E-3. Please remove this disclaimer.

In response to the Staff’s comment, the Schedule 13E-3 has been revised to delete the disclaimer in question. Please refer to page 2 of the Schedule 13E-3 Amendment.

2.	The identification of a filing person on Schedule 13E-3 renders the disclaimer in the final paragraph of this section inappropriate. Please revise.

In response to the Staff’s comment, the Schedule 13E-3 has been revised to delete the disclaimer in question. Please refer to page 2 of the Schedule 13E-3 Amendment.

Preliminary Proxy Statement on Schedule 14A

General

3.	You indicate that the proxy statement is available on a specified publicly-accessible Web site other than the Commission’s EDGAR Web site. Please confirm that you will provide record holders with a notice informing them that the materials are available and explaining how to access those materials. See Exchange Act Rule 14a-16.

Page 3	August 10, 2012

The Company confirms that it will deliver a full set of proxy materials to shareholders accompanied by a notice informing them that the proxy materials are available at a publicly accessible website and explaining how to access those materials.

Cover Page

4.	We note your disclosure that the special committee determined that the proposed merger agreement and the related transactions are fair to and in the best interests of the company’s unaffiliated stockholders, defined as all security holders other than Parent, Merger Sub and their affiliates, and the Rollover Holders. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Note also that the staff views officers and directors of the issuer as affiliates of that issuer. Please revise, as necessary, disclosure by all filing persons that rely on this defined term as well as the disclosure under the caption “Opinion of William Blair.”

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to exclude the directors and officers of the Company from the definition of unaffiliated security holders. Please refer to the cover page, notice page and page 1 of the Preliminary Proxy Statement Amendment.

The Preliminary Proxy Statement has been revised to include references to unaffiliated stockholders. Please refer to pages 23, 57, 75 and 80 of the Preliminary Proxy Statement Amendment.

In addition, the disclosure related to the opinion of William Blair in the Preliminary Proxy Statement has been revised to the effect that the opinion was expressed as to the fairness of the merger to the stockholders of the Company other than the Excluded Holders. Please refer to pages 1, 4, 31, 34, 35 and 40 of the Proxy Statement Amendment.

Summary Term Sheet, page 1

5.	Revise the section captioned “Alternative Takeover Proposals” here and on page 65 to describe any developments through the date of your next filing.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 6 and 74 of the Preliminary Proxy Statement Amendment.

Questions and Answer, page 11

6.	Please consider consolidating this section and the Summary Term Sheet to avoid duplication and highlight the most material terms of the proposed transaction.

Page 4	August 10, 2012

The Company respectfully advises the Staff that this section contains the information the investors are most concerned of. The Company believes that presenting such information in a question-and-answer format would help the investors better understand the issues, hence, the Company would like to keep this section separate from the section “Summary Term Sheet”.

7.	It appears, based on the first question and answer on page 13, that approval by a majority of the company’s shares of common stock is assured as a result of the voting agreements entered into by the rollover stockholders and by the intentions of the remaining directors and executive officers. If true, please state so here.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 14 of the Preliminary Proxy Statement Amendment.

Special Factors Relating to the Merger

Background of the Merger, page 18

8.	Refer to the fourth paragraph on page 19. Please clarify why Mr. Xia met with SAIF III to discuss the transaction.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 20 of the Preliminary Proxy Statement Amendment.

9.

Refer to the fifth paragraph on page 19. Please tell us whether Houlihan produced any reports as described in Item 1015 of Regulation M-A. If so, please include all disclosure required by Item 1015 of Regulation M-A.

The Company respectfully advises the Staff that Houlihan Lokey (China) Limited confirmed that it did not produce any reports as described in Item 1015 of Regulation M-A.

10.	Refer to the first paragraph on page 20. Please disclose how the special committee members were selected.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose how the special committee members were selected. Please refer to page 21 of Preliminary Proxy Statement Amendment.

11.	In the first paragraph on page 21, please provide a discussion of the commercial issues discussed.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 22 of the Preliminary Proxy Statement Amendment.

12.	Please expand the disclosure in the fifth and sixth paragraphs to provide more detail regarding the discussion with William Blair.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 22 of the Preliminary Proxy Statement Amendment.

Page 5	August 10, 2012

13.	Please revise the final paragraph on page 21 to provide a description of the “potential strategic alternatives” and why they were not pursued further.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide a description of the potential strategic alternatives and the special committee’s efforts to pursue such potential strategic alternatives. Please refer to pages 23, 24, 25 and 27 of the Preliminary Proxy Statement Amendment for the relevant disclosure.

14.

Also referring to the April 20, 2012 entry, please revise your disclosure to explain why the special committee did not engage in any negotiation with Mr. Xia between the hiring of its advisors (March 9 and 13) and April 20.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 21 and 23 of the Preliminary Proxy Statement Amendment.

15.	In the third paragraph on page 22, please disclose the amount of the requested increase in consideration.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 23 of the Preliminary Proxy Statement Amendment.

16.

Refer to the fourth paragraph on page 22. Please clarify why Mr. Xia approached these particular individuals to join the buyer group. Also describe any discussions and negotiations among these individuals. Finally, disclose whether the special committee made any effort to limit Mr. Xia in forming his buyer group. In this respect, disclose whether the special committee considered such a limitation in order to expand the pool of potential buyers of the company.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 23 and 24 of the Preliminary Proxy Statement Amendment for the relevant disclosure.

17.

Refer to the fifth paragraph on page 22. Please explain why William Blair proposed a $5.80 per share price instead of requesting Mr. Xia to offer a higher price. Also, disclose the basis upon which William Blair and the special committee determined that $5.80 per share was an acceptable price and describe any discussions that led the special committee and William Blair to reach this determination.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 23 of the Preliminary Proxy Statement Amendment.

Page 6	August 10, 2012

18.

Refer to the seventh paragraph on page 22. Please revise this paragraph and all other paragraphs, as applicable, to describe the revisions made to the transaction documentation instead of simply referring to a “revised draft.” Similarly, describe any “key issues,” “other legal terms of the merger agreement” and “extensive negotiations” in detail.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to describe any revisions made to the transaction documents as well as any reference to “key issues”, “other legal terms of the merger agreement” and “extensive negotiations”. Please refer to pages 24, 25 and 26 of the Preliminary Proxy Statement Amendment for the relevant disclosure.

19.

Refer to the first paragraph on page 23. Please revise to explain why Mr. Xia proposed that there be no market check before signing the agreement. Also, explain why the special committee agreed to this term.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 25 of the Preliminary Proxy Statement Amendment.

20.

Refer to the last paragraph on page 23. Please revise to disclose whether any members of the board recused themselves or abstained from voting on the resolutions approving the merger agreement and related documents.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 26 of the Preliminary Proxy Statement Amendment.

Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Approval of the Merger Agreement; Fairness of Merger, page 25

21.	Refer to the first “supportive” bullet point on page 25. Please explain what about the company’s “business, financial condition, results of operations, prospects and competitive position” the board found supportive of its fairness determination.

In response to the Staff’s comment, the first bullet point referenced above has been removed from the Preliminary Proxy Statement. Please refer to page 28 of the Preliminary Proxy Statement Amendment.

Page 7	August 10, 2012

22.	In the same bullet point on page 25, please disclose the alternatives available that you considered and how each impacted the committee’s determination.

In response to the Staff’s comment, the first bullet point referenced above has been removed from the Preliminary Proxy Statement. Please refer to page 28 of the Preliminary Proxy Statement Amendment.

23.	Please disclose “management’s view of [your] financial condition, results of operations, business, prospects and competitive position” in the second supportive bullet point on page 25.

In response to the Staff’s comment, the disclosure referring to management’s view of the Company’s financial condition, results of operations, business, prospects and competitive position has been removed from the second bullet referred above. Please refer to page 28 of the Preliminary Proxy Statement Amendment.

24.

You disclose in the penultimate bullet point on page 25 that the special committee and board of directors considered historical market prices. Some of the historical prices you disclose on page 77 are greater than the per share merger consideration. Please clarify how these historical market prices were considered and how they impacted the recommendation to approve the merger.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 33 of the Preliminary Proxy Statement Amendment.

25.

In the first bullet point on page 26, you disclose that you considered the merger consideration as adjusted for the time value of money. Please disclose the reason for this adjustment, including the assumptions made.

The Company respectfully advises the Staff that by the statement in question the Company means that it has considered a possibility that it would take a considerable period of time for the trading price of the Company common stock to reach and sustain a price level that is equal to the future value of per share consideration of $5.80. Such future value of $5.80 should be the present value of $5.80 plus its time value for the period between the time of the consummation of the merger and the time the trading price reaches that price level. The statement in question would not make sense without taking into consideration such adjustment. The assumption of such adjustment is that the unaffiliated stockholders could be able to generate certain risk-free income from per share consideration of $5.80 (such as a risk-free yield from investment in U.S. Treasury securities) after receiving the per share consideration in the transaction. To clarify, the statement in question has been revised. Please refer to page 29 of the Preliminary Proxy Statement Amendment.

26.

Refer to the second bullet point on page 26. You state that the special committee determined that “$5.80 per share of Company common stock was the highest price that the buyer group would agree to pay” and that it based its fairness determination upon the “duration and tenor of negotiations.” These statements are not supported by your description of the negotiations during which the special committee asked once for an increase in the offer price to $5.80 per share and the buyer group agreed at once, without any further discussion. Please revise here or in the “Background” section of your proxy statement.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 29 of the Preliminary Proxy Statement Amendment.

Page 8	August 10, 2012

27.

You do not appear to provide a discussion of whether the consideration offered to unaffiliated stockholders constitutes fair value in relation to net book value, going concern value, and liquidation value. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination. The factors should be discussed in reasonable detail, or the filing person should explain in detail why such factors were not deemed material or relevant. Please refer to questions 20 and 21 of SEC Release No. 34-17719 (April 13, 1981) and revise.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised.  As to net book value and liquidation value, please refer to page 31 of the Preliminary Proxy Statement Amendment for the relevant disclosure.  As to going concern value, please refer to the bullet point discussing the special committee and the board of directors’ consideration of the stand alone value of the Company on a going-forward basis on page 29 of the Preliminary Proxy Statement Amendment, and the subsection titled “Discounted Cash Flow Analysis” starting on page 38 of the Preliminary Proxy Statement.

28.

We note that the special committee and the board considered the William Blair presentation and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee and the board adopted William Blair’s analyses as their own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014(b) of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 28 and 33 of the Preliminary Proxy Statement Amendment for the relevant disclosure.

29.

To the extent the special committee and the board adopted William Blair’s analysis as their own, please address how any filing person relying on the William Blair opinion was able to reach the fairness determination as to unaffiliated stockholders given that the opinion addresses fairness with respect to stockholders other than excluded holders, which includes the Parent, Merger Sub and their Affiliates and the Rollover Holders, rather than all unaffiliated stockholders.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 31 of the Preliminary Proxy Statement Amendment.

Page 9	August 10, 2012

30.	Please refer to the second “negative” bullet point on page 28. Revise your disclosure to explain why the special committee believed that potential acquirors may be discouraged from bidding for the company given Mr. Xia’s unwillingness to sell his stake in the company. We note that Mr. Xia’s ownership was well below a majority of the shares.

The Company respectfully advises the Staff that Mr. Xia beneficially owns 7,037,077 shares of the Company common stock, or 27.85% of the total outstanding shares of the Company common stock, including 6,005,242 shares of Company common Stock owned by Karmen, which is wholly-owned by East Action Investment Holdings Ltd. of which Mr. Xia is the sole shareholder, and the buyer group beneficially owns approximately 48.3% of the total shares of the Company common stock..

The Preliminary Proxy Statement has been revised to reflect Mr. Xia’s correct ownership percentage and to explain the reasons for the special committee's belief. Please refer to pages 32 and 46 of the Preliminary Proxy Statement Amendment.

Opinion of William Blair, Financial Advisor to the Special Committee

Selected Public Company Analysis, page 31

31.	Please disclose how you applied the selection criteria that you mention in the first paragraph.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 36 of the Preliminary Proxy Statement Amendment.

32.

Please disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose: (i) the enterprise values, LTM revenue, LTM EBITDA, and calendar year estimates of revenue and EBITDA for 2012 and 2013, stock price and earnings per share for each comparable company that is the basis for the multiples disclosed on page 32 with respect to the Selected Public Company analysis, (ii) the enterprise value, LTM revenue and LTM EBITDA from each transaction that resulted in the multiples disclosed on page 33 with respect to the Selected Transactions analysis, and (iii) the company’s forecasts that were used in conducting the Discounted Cash Flow and Leveraged Buyout analyses (or cross-references to those forecasts).

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to pages 36, 37, 38 and 39 of the Preliminary Proxy Statement Amendment for the relevant disclosure.

Page 10	August 10, 2012

Selected Transactions Analysis, page 33

33.	Refer to the second sentence in this section. Please disclose all factors used and how they were applied to determine the companies included in the Selected Transactions Analysis.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 37 of the Preliminary Proxy Statement Amendment.

Discounted Cash Flow Analysis, page 34

34.	It is unclear how William Blair arrived at the range of 5.0x to 7.0x given that the multiples on page 33 range from 3.7x to 16.0x (and include a “not measurable” multiple). Please revise to explain.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 38 of the Preliminary Proxy Statement Amendment.

Premium Paid Analysis, page 34

35.	You disclose in this section that transaction values ranged from $100 to $500 million. Please explain in your disclosure why these transactions are comparable given that the transaction value as disclosed in the facing page of the Schedule 14A is $76,745,899.

We respectfully advise the Staff that the $76 million transaction value excluded shares owned by buyer group. In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 39 of the Preliminary Proxy Statement Amendment.

Purposes and Reasons of the Buyer Group for the Merger, page 36

36.	You disclose in the first sentence that each member of the buyer group “may be deemed” to be an affiliate of the company. The identification of a filing person on the Schedule 13E-3 renders this disclaimer inappropriate. Please disclose that the filing persons “are” deemed to be engaged in a going private transaction and “are” deemed to be affiliates of the company. Make a similar revision in the first sentence of the last paragraph on page 36.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 41 of the Preliminary Proxy Statement Amendment.

Positions of the Buyer Group Regarding the Fairness of the Merger, page 36

37.	We note that the Buyer Group did not appear to consider any negative factors in reaching its fairness determination. If true, please state so.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 45 of the Preliminary Proxy Statement Amendment.

Page 11	August 10, 2012

Certain Effects of the Merger, page 40

38.

In your disclosure, you indicate that the table on page 41 includes beneficial ownership. Please tell us why Mr. Xia is not deemed to beneficially own the shares held by Karmen, as you disclose in footnote (1) to the table.

The Company respectfully advises the Staff that the Preliminary Proxy Statement has been revised to include in Mr. Xia’s beneficial ownership the number of shares owned by Karmen, which is wholly-owned by East Action Investment Holdings Ltd. of which Mr. Xia is the sole shareholder. Please refer to page 46 of the Preliminary Proxy Statement Amendment.

Prospective Financial Information, page 42

39.

Please disclose all the projections provided to William Blair and the buyer group, rather than a summary, as you indicate in the first sentence of the second paragraph. In your revised disclosure, ensure that you include the working capital forecasts that you refer to in the paragraph immediately below the table at the top of page 43.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose all the projections that management of the Company provided to William Blair and the buyer group, including the working capital projections. Please refer to pages 47 and 48 of Preliminary Proxy Statement Amendment for the relevant disclosure.

40.

Please disclose the approximate date on which the forecasts were last updated by management, and the key business and economic assumptions underlying the forecasts. Also, indicate what role, if any, any filing person played in formulating these forecasts.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose the approximate date on which the projections were last updated by management, the key business and economic assumptions underlying such projections and the management’s role in formulating these projections. Please refer to pages 47 and 48 of Preliminary Proxy Statement Amendment for the relevant disclosure.

Interests of the Company’s Directors and Officers in the Merger, page 47

41.	Please quantify and disclose in tabular format the cash amounts to be received by each director and executive officer as a result of the merger, including the number and value of any vested and unvested options and warrants that they hold.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include a table providing the cash amounts to be received by each director and executive officer as a result of the merger. Please refer to page 55 of Preliminary Proxy Statement Amendment.

Page 12	August 10, 2012

Material United States Federal Income Tax Consequences, page 50

42.	Please include a discussion of the federal tax consequences of this transaction on the subject company and the other Rule 13e-3 filing persons. Refer to Item 1013(d) of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include a discussion of the federal tax consequences of the merger on the subject company and the other Rule 13e-3 filing persons. Please refer to pages 57 and 59 of Preliminary Proxy Statement Amendment for the relevant disclosure.

Material PRC Tax Consequences, page 52

43.	You disclose that you do not believe that you should be considered a PRC resident enterprise. Please disclose why you believe there is reasonable uncertainty regarding your status given the definition of “resident enterprise.”

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose why the Company believes there is reasonable uncertainty regarding the Company’s status given the definition of “resident enterprise” under relevant PRC laws and regulations. Please refer to page 59 of Preliminary Proxy Statement Amendment for the relevant disclosure.

Litigation Relating to the Merger, page 53

44.	In the first bullet point, it is unclear what the plaintiff seeks under part (iii) of the last sentence. Please clarify and, if necessary, explain its effect. In addition, disclose the current status of each proceeding in this section.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 60 of the Preliminary Proxy Statement Amendment.

Proposal One—Approval of the Merger Agreement

The Merger Agreement

Explanatory Note Regarding the Merger Agreement, page 58

45.	In the penultimate sentence of this paragraph, you state that the representations and warranties in the merger agreement “in some cases were qualified by disclosures that were made by each party to the other, which disclosures are not reflected in the Merger Agreement.” Please tell us whether such omitted information is material, and if material, confirm that you have disclosed it in the proxy statement. For guidance, refer to SEC Release No. 34-51283 (March 1, 2005).

In response to the Staff’s comment, the Company confirms that all material information regarding the representations and warranties in the merger agreement has been disclosed in the proxy statement.

Page 13	August 10, 2012

46.	We note the disclaimer in the last sentence of this section. Please confirm your understanding that you are responsible for considering whether additional specific disclosures of information regarding contractual provisions are required to make the disclosure in the proxy statement not misleading. For guidance, refer to SEC Release No. 34-51283 (March 1, 2005).

In response to the Staff’s comment, the Company confirms that it understands its responsibility to consider whether additional specific disclosures of information regarding contractual provisions are necessary in order to make the disclosure in the proxy statement not misleading.

Treatment of Common Stock, Company Options and Warrants, page 59

47.	Please disclose the nature of the restrictions on the cash awards that you mention in the third paragraph in this section.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 67 of the Preliminary Proxy Statement Amendment.

Common Stock Ownership of Management and Certain Beneficial Owners, page 72

48.

In footnotes (3) and (4) on page 74 you disclose that Messrs. Xia and Yang “may be deemed” beneficial owners. Please revise to remove any uncertainty regarding the beneficial ownership of the securities in your table.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose that Messrs. Xia and Yang are deemed to beneficially own the shares held by Karmen and Leguna Verde Investments, Ltd, respectively. Please refer to page 83 of Preliminary Proxy Statement Amendment for the relevant disclosure.

Common Stock Transaction Information, page 75

49.	You state in the first paragraph that there were no underwritten public offerings for cash during the past three years that were registered under the Securities Act. In this regard, we note that a Registration Statement on Form S-3 was declared effective on November 16, 2009 and a Prospectus Supplement under Securities Act Rule 424 was filed on February 23, 2010. Please provide the information required by Regulation M-A Item 1002(e) or advise.

In February 2010, the Company completed a registered direct offering of 1,564,945 shares of its common stock at a price of $6.39 per share for gross proceeds of approximately $10 million. The shares were sold to the Company’s affiliate and 10% institutional shareholder, SAIF Partners III L.P. (“SAIF”), under the Company’s previously filed shelf registration statement (File No. 333-162689), which was declared effective by the Securities and Exchange Commission on November 16, 2009. There was no underwriter or placement agent involved in this offering and the offering was made solely to SAIF. As a result, the Company believes that this offering should not be categorized as an underwritten public offering and therefore, it is not required to provide the information in the Preliminary Proxy Statement required by Regulation M-A Item 1002(e) with respect to underwritten public offerings.

Page 14	August 10, 2012

Selected Financial Information

Selected Historical Financial Information, page 76

50.

We note that you are incorporating financial statements by reference and therefore rely on Instruction 1 to Item 13 of Schedule 13E-3 by disclosing summarized financial information. Please disclose all the information required by Item 1010(c) of Regulation M-A, including current and noncurrent assets.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose all the information required by Item 1010(c) of Regulation M-A. Please refer to page 85 of Preliminary Proxy Statement Amendment for the relevant disclosure.

51.

Please clarify whether the basic and diluted earnings per share computations disclosed in the table relate to continuing operations and ensure that you provide income per common share from continuing operations and net income per share, as required by Item 1010(c)(2) and (3) of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to clarify that the basic and diluted earnings per shares are related to continuing operations. The Preliminary Proxy Statement Amendment also includes information of income per common share from continuing operations and net income per share as required by Item 1010(c) of Regulation M-A. Please refer to page 85 of Preliminary Proxy Statement Amendment for the relevant disclosure.

Other Matters

Submission of Stockholder Proposals, page 78

52.	Please disclose the dates required by Exchange Act Rule 14a-5(e).

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose the dates required by Exchange Act Rule 14a-5(e). Please refer to page 87 of Preliminary Proxy Statement Amendment for the relevant disclosure.

Where You Can Find More Information, page 122

53.	You state in the fourth paragraph of this section that you are incorporating documents by reference filed “after the date of this proxy and before the date of the special meeting.” Exchange Act Rule 13e-3 and Schedule 13E-3 do not permit general “forward incorporation” of documents to be filed in the future. Please amend your document to specifically list any such filings.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to identify the filings that the Company is incorporating by reference. Please refer to page 88 of Preliminary Proxy Statement Amendment for the relevant disclosure.

Page 15	August 10, 2012

Form of Proxy Card

54.	Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to identify it as being preliminary.

55.

Please note that you must indicate in bold how you intend to vote the shares where a choice is not specified and you retain discretionary authority to vote those shares. Please refer to Exchange Act Rule 14a-4 and revise accordingly.

In response to the Staff’s comment, the Proxy Card has been revised to indicate in bold how the Company will vote the shares where a choice is not specified.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, TransCloud Company Limited, TransCloud Acquisition Inc., Shudong Investments Limited, Karmen Investment Holdings Limited, SAIF Partners III, L.P., SAIF Partners IV, L.P., Mr. Shudong Xia, Ms. Danxia Huang, and Mr. Shufeng Xia, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (86)10-5922-8001.

Very truly yours,

By: /s/ Lee Edwards
Name: Lee Edwards

cc:	Louis A. Bevilacqua (Pillsbury Winthrop Shaw Pittman LLP)
Peter X. Huang (Skadden, Arps, Slate, Meagher & Flom LLP)

EXHIBIT A

ACKNOWLEDGEMENT

Each of the undersigned hereby acknowledges that in connection with the Schedule 13E-3 Amendment and the Preliminary Proxy Statement Amendment filed by the Company:

  it is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China TransInfo Technology Corp.

By: /s/ Shudong Xia
       Name: Shudong Xia
       Title: Chairman, President, Chief
       Executive and Secretary

TransCloud Company Limited

By: /s/ Shudong Xia
       Name: Shudong Xia
       Title: Director

TransCloud Acquisition Inc.

By: /s/ Shudong Xia
       Name: Shudong Xia
       Title: Director

Shudong Investments Limited

By: /s/ Shudong Xia
       Name: Shudong Xia
       Title: Director

Karmen Investment Holdings Limited

By: /s/ Shudong Xia
      Name: Shudong Xia
      Title: Director

A-1

SAIF Partners III, L.P.

By: /s/ Andrew Y. Yan
       Name: Andrew Y. Yan
       Title: Authorized Signatory

SAIF Partners IV, L.P.

By: /s/ Andrew Y. Yan
       Name: Andrew Y. Yan
       Title: Authorized Signatory

Shudong Xia

By: /s/ Shudong Xia
       Name: Shudong Xia

Danxia Huang

By: /s/ Danxia Huang
       Name: Danxia Huang

Shufeng Xia

By: /s/ Shufeng Xia
       Name: Shufeng Xia

A-2